March 30, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert and Celeste Murphy

Re:	Candel Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted February 16, 2021

CIK No. 0001841387

Dear Mr. Gessert and Ms. Murphy:

This letter is confidentially submitted on behalf of Candel Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on February 16, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated March 15, 2021, addressed to Mark Manfredi (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form S-1(DRS) submitted on February 16, 2021

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide copies of all written communications once prepared.

United States Securities and Exchange Commission

March 30, 2021

Prospectus Summary

Overview, page 1

2.

Please revise throughout to remove any inference regarding regulatory approval of your product candidates. You may describe how your product candidates differ from those offered by your competitors and, if true, you may disclose that you are not aware of competing products being further along in the development process. In this regard, we note the following illustrative statements, and others like them: “[b]ased on the broad range of data that [you] have generated from [your] preclinical models and clinical trials, [you] believe that [your] approach leads to a systemic, durable immune response against locally injected tumors and their distant metastases;” “clinical results to date from CAN- 2409… and CAN-3110… suggest that these candidates have the potential to address significant unmet patient need and improve clinical outcomes;” and “our product candidates... have demonstrated the capacity to induce systemic immune response in our preclinical studies.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure throughout Amendment No. 1 in response to the Staff’s comment.

Use of Proceeds, page 77

3.

We note your risk factor on page 12 disclosing that you expect your expenses to significantly increase in connection with your ongoing activities and that, accordingly, you will need to obtain substantial additional funding in connection with our continuing operations. Please expand your disclosure to indicate how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs, or clarify.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 6 and 77 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 91

4.

Please consider presenting the components of your research and development expenses for each of your major research and development projects for each period presented. If you do not maintain any research and development costs by project, please disclose that fact and explain why and provide other quantitative or qualitative disclosure to indicate the amount of resources being used on the projects. Refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

RESPONSE: The Company respectfully advises the Staff that the Company has not historically kept track of research and development expenses by clinical trial or by program. However, in response to the Staff’s comment, the Company has revised its disclosure on pages 91 to 92 of Amendment No. 1 to break down research and development expenditures by employee-related costs, clinical development costs, in process research and development costs, occupancy and other research and development costs.

United States Securities and Exchange Commission

March 30, 2021

Critical Accounting Policies and Estimates

Determination of fair value of common stock, page 95

5.

Please explain to us how you determined the fair value of the common stock underlying your recent equity issuances and the reasons for any differences between recent sales of equity and the fair value of the common stock. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, a supplemental letter in response to the Staff’s comment following public filing of the registration statement. The Company also respectfully advises the Staff that it has revised its disclosure on page 96 of Amendment No. 1 in response to the Staff’s comment.

Business

IP, page 122

6.

For the patents you own and license, please disclose the specific product candidate or platform technology the patents relate to, discuss the durations of the patents and identify the type of patent application (such as composition of matter, use or process).

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 123 of Amendment No. 1 in response to the Staff’s comment.

Executive Compensation

Employment Agreements in Place During Fiscal Year 2020 for Our Named Executive Officers, page 149

7.	Please file the individual employment arrangements with each of your named executive officers as an exhibit to the registration statement or advise. See Item 601(b)(10) of Regulation S-K for guidance.

RESPONSE: The Company respectfully advises the Staff that it will so file such employment arrangements as exhibits to a future filing of the registration statement.

Principal Stockholders, page 161

8.

Please expand your disclosure to identify the natural person(s) with voting and/or dispositive power over the shares owned by the EAC Descendants Irrevocable Trust and the LKA Descendants Irrevocable Trust.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 162 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission

March 30, 2021

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1447.

Sincerely,

/s/ William Collins
William Collins, Esq.

cc:	Paul Peter Tak, M.D., Ph.D., Candel Therapeutics, Inc.

John Canepa, Candel Therapeutics, Inc.

Robert E. Puopolo, Goodwin Procter LLP

Amanda Rae Schwarzenbart, Goodwin Procter LLP